August 28, 2019

Serge Saxonov
Chief Executive Officer
10x Genomics, Inc.
6230 Stoneridge Mall Road
Pleasonton, California 94588

       Re: 10x Genomics, Inc.
           Registration Statement on Form S-1
           Filed August 19, 2019
           File No. 333-233361

Dear Dr. Saxonov:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed August 19, 2019

Our amended and restated bylaws will designate a state or federal court located
...., page 60

1.     Please reconcile the disclosure in this section with Article IX of exhibit 3.4.
Results of Operations, page 84

2. We note your disclosure on page 7 that the Single Cell CNV and Link-Read solutions have not significantly contributed to revenue to date, and your disclosure on page 17 that your Single Cell Immune Profiling and Single Cell ATAC solutions were recently introduced. Given that and your disclosure on page 79 that Single Cell Gene Expression consumables accounted for approximately half of your revenue in the periods presented, please clarify what products accounted for the balance of your consumables revenue in the
 Serge Saxonov
10x Genomics, Inc.
August 28, 2019
Page 2
         periods presented, and address any material changes to the contributions of those products, and any product that contributed disproportionately to your revenue or margins.
3.       Please clarify the extent of changes due to the introduction of Next
GEM.
Revenue, page 85

4. Based on your disclosure here read with your disclosure on page 77, it appears that the number of instruments sold during the first half of the year was smaller than during the last half of the previous year. If so, please discuss the reasons for this development.
Silicon Valley Bank Loan and Security Agreement, page 93

5. Please clarify the basis for the statement in your response to prior comment 4 that you do not believe that the rulings pose even a potential risk of your ability to meet the revenue covenant targets; address in your response whether the ruling could affect your ability to sell instruments operating the specified chips. Also (1) tell us how an adverse outcome in other pending litigation could affect your response, and (2) revise your disclosure to provide sufficient information for investors to evaluate the extent of change from the results and trends disclosed in your prospectus that could occur without violating the covenant.
Voting Rights, page 161

6.       Please address section 4.4(D)(9) of exhibit 3.2.
Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw provisions , page 163

7. If any amendment to any provision of your bylaws requires approval of two-thirds of the voting power of your stock - not just amendment of the provisions disclosed here, please revise your prospectus to clarify. We note Article V of exhibit 3.2. Lock-up agreements, page 170

8. Please disclose the duration of the agreements mentioned here and on page 166 and 176.
Report of Independent Registered Public Accounting Firm, page F-2
FirstName note the disclosures in Note 7 relating to the July and August 2019 matters in the 2015
9.     We LastNameSerge Saxonov
Comapany Name10x Genomics, Inc.
       Delaware Action, and which appear to be part of the audited information. Tell us why
Augustyou have not dual-dated your opinion as to Note 7. See PCAOB AS 3110 and AS 4101.
       28, 2019 Page 2
FirstName LastName
 Serge Saxonov
FirstName LastNameSerge Saxonov
10x Genomics, Inc.
Comapany Name10x Genomics, Inc.
August 28, 2019
Page 3
August 28, 2019 Page 3
FirstName LastName
Exhibits

10. Please provide us your analysis of how your reference to "exclusive means" in section
         2.03(C)(3) of exhibit 3.4 is consistent with applicable provisions of the Exchange Act.
         We note for example the deadline for submitting a proposal.
Exhibit 23.2, page II-3

11. We note that your auditor's consent refers to their audit opinion dated "May 10, 2019, except for Note 13, as to which the date is August 19, 2019". However, the audit opinion on page F-2 is dated May 10, 2019 with no dual dating. Please have your auditor revise its consent to refer to the correct date of its opinion. See also our comment issued on the
         Report of Independent Registered Public Accounting Firm on page F-2. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Gary Newberry at 202-551-3761 or Lynn Dicker, Senior Accountant, at
202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Russell Mancuso, Branch Chief, at
202-551-3617 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Electronics and Machinery
cc:      Kevin P. Kennedy